NameCoach Inc.

(a Delaware Corporation)

Reviewed Financial Statements

As of the years ended December 31, 2025 and 2024

Financial Statements

NameCoach Inc.

Table of Contents

Independent Accountant's Review Report

April 28, 2026
To: The Shareholders of NameCoach Inc.
Re: 2025-2024 Financial Statement Review– NameCoach Inc.

Financial Review of the Financial Statements

We have reviewed the accompanying financial statements of NameCoach Inc. (the "Company"), which comprise the balance sheet as of December 31, 2024 and December 31, 2023 and the related statements of income, equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements of NameCoach Inc. for them to be in accordance with accounting principles generally accepted in the United States of America.

Alice·CPA LLC

Alice.CPA LLC
Robbinsville, New Jersey
April 28, 2026

NAMECOACH, INC.
BALANCE SHEET
As of December 31, 2025 and 2024
(Unaudited)

ASSETS	2025	2024 As restated
Current Assets		
Cash and cash equivalents	$ 308,331	$ 475,483
Accounts receivable	293,794	278,862
Accrued revenue	13,496	12,603
Prepaid expenses	61,845	40,364
Total Current Assets	**677,466**	**807,312**
Noncurrent Assets		
Property and equipment	2,633	4,996
Intangible assets	46,313	48,751
Total Noncurrent Assets	**48,946**	**53,747**
Total Assets	**$ 726,412**	**$ 861,059**

The accompanying notes are an integral part of these financial statements.

NAMECOACH, INC.
BALANCE SHEET (CONTINUED)
As of December 31, 2025 and 2024
(Unaudited)

LIABILITIES AND STOCKHOLDERS' EQUITY	2025	2024 As restated
Current Liabilities		
Accounts payable	$ 57,568	$ 110,204
Accrued expenses	158,240	114,669
Credit card	9,421	6,895
Deferred revenue	2,111,952	2,014,997
Line of credit, current	54,704	-
Loans payable, current portion	67,150	-
Total Current Liabilities	**2,459,035**	**2,246,765**
Noncurrent Liabilities		
Loans payable, long-term	16,787	300,000
Total Noncurrent Liabilities	**16,787**	**300,000**
Total Liabilities	**2,475,822**	**2,546,765**
Stockholders' equity		
Common stock	1,136	1,136
Preferred stock - Series 1	280	280
Preferred stock - Series 2	889	889
Preferred stock - Series A	1,201	1,176
Additional paid in capital	15,699,016	15,446,922
Retained earnings/(Accumulated deficit)	(17,451,932)	(17,136,109)
Total Stockholders' Equity	**(1,749,410)**	**(1,685,706)**
Total Liabilities and Stockholders' Equity	**$ 726,412**	**$ 861,059**

The accompanying footnotes are an integral part of these financial statements.

NAMECOACH, INC.
INCOME STATEMENT
For the Year Ended December 31, 2025 and 2024
(Unaudited)

	2025	2024 As restated
Revenues	$ 2,938,203	$ 3,143,167
Cost of goods sold	(221,314)	(234,180)
Gross Profit	**$ 2,716,889**	**$ 2,908,987**
Operating Expenses		
Salaries and wages	1,337,517	1,864,712
Professional fees	933,024	1,058,159
General and administrative	479,429	544,559
Sales and Marketing	186,547	258,049
Facilities	5,954	11,247
Depreciation and amortization	4,801	2,953
Total Operating Expenses	**$ 2,947,272**	**$ 3,739,679**
Other Income/ (Expense)		
Interest expense	(86,740)	(75,173)
Other income (expense)	1,300	60,735
Total Other Income/ (Expense)	**$ (85,440)**	**$ (14,438)**
Net Loss	**$ (315,823)**	**$ (845,130)**

The accompanying footnotes are an integral part of these financial statements.

NAMECOACH, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2025 and 2024
(Unaudited)

	Common stock Value ($0.0001 par)	Preferred stock - Series 1 Value ($0.0001 par)	Preferred stock - Series 2 Value ($0.0001 par)	Preferred stock - Series A Value ($0.0001 par)	Additional Paid in Capital	Retained earnings / (Accumulated deficit)	Total Stockholders' Equity
Balance as of January 1, 2024	$ 1,136	$ 280	$ 841	$ 1,176	$ 15,406,063	$ (16,347,292)	$ (937,796)
Prior period adjustment	-	-	-	-	-	56,313	$ 56,313
Balance as of January 1, 2024, as of restated	$ 1,136	$ 280	$ 841	$ 1,176	$ 15,406,063	$ (16,290,979)	$ (881,483)
Conversion of share warrants to preferred stock	-	-	48	-	(48)	-	-
Share-based compensation	-	-	-	-	40,907	-	40,907
Net loss	-	-	-	-	-	(845,130)	(845,130)
Balance as of December 31, 2024, as restated	$ 1,136	$ 280	$ 889	$ 1,176	$ 15,446,922	$ (17,136,109)	$ (1,685,706)
Issuance of preferred stock	-	-	-	25	235,906	-	235,931
Share-based compensation	-	-	-	-	16,188	-	16,188
Net loss	-	-	-	-	-	(315,823)	(315,823)
Balance as of December 31, 2025	$ 1,136	$ 280	$ 889	$ 1,201	$ 15,699,016	$ (17,451,932)	$ (1,749,410)

The accompanying footnotes are an integral part of these financial statements.

NAMECOACH, INC.
STATEMENTS OF CASH FLOWS
For the Year Ended December 31, 2025 and 2024
(Unaudited)

	2025	2024 As restated
Cash Flows from Operating Activities		
Net loss	$ (315,823)	$ (845,130)
Adjustments to reconcile net loss to net cash provided by operations:		
Prior period adjustment	-	56,313
Share-based compensation	16,188	40,907
Depreciation and amortization	4,801	2,953
Changes in operating assets and liabilities:		
Accounts receivable	(14,932)	154,725
Accrued revenue	(893)	14,927
Prepaid expenses	(21,481)	41,137
Accounts payable	(52,636)	(8,990)
Accrued expenses	43,571	53,957
Credit card liability	2,526	(14,757)
Deferred revenue	96,955	(233,979)
Net cash used in operating activities	**(241,724)**	**(737,937)**
Cash Flows from Investing Activities		
Intangible assets	-	2,260
Net cash used in investing activities	**-**	**2,260**
Cash Flows from Financing Activities		
Issuance of preferred stock	235,931	-
Proceeds from loans	249,300	900,000
Payment of Loans	(410,659)	(600,000)
Net cash used in financing activities	**74,572**	**300,000**
Net change in cash and cash equivalents	**(167,152)**	**(435,677)**
Cash and cash equivalents at beginning of period	475,483	911,160
Cash and cash equivalents at end of period	**$ 308,331**	**$ 475,483**
Supplemental information		
Interest paid	86,740	75,005

The accompanying footnotes are an integral part of these financial statements.

NAMECOACH, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2025 AND DECEMBER 31, 2024
(UNAUDITED)

NOTE 1 – NATURE OF OPERATIONS

NameCoach, Inc. (which may be referred to as the "Company", "we," "us," or "our") was registered in Delaware on September 2, 2014. The Company provides software solutions focused on name pronunciation accuracy, initially developed for graduation ceremonies, and has since expanded to support educational institutions, corporate customers, and sales and customer experience teams in fostering more inclusive and personalized interactions.

The Company's fiscal year ends on December 31.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. The Company has not experienced any losses from funds held in excess of the insured limit.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. The Company has cash and cash equivalents amounting to $308,331 and $475,483 as of December 31, 2025 and 2024, respectively.

Accounts Receivable

Trade accounts receivables are recorded at the estimated collectible amounts that are due. Trade credit is generally extended on a short-term basis and, therefore, trade accounts receivable do not

bear interest under normal trade terms. In certain instances, the Company may obtain a down payment ahead of providing goods or services to its customers.

The Company has accounts receivable amounting to $293,794 and $278,862 as of December 31, 2025, and 2024, respectively.

Accrued Revenue

Accrued revenue represents revenue earned but not yet invoiced to customers as of the reporting date. The Company recognizes accrued revenue when services have been delivered in accordance with contractual terms, but the corresponding invoice has not yet been issued.

Once the invoice is issued, the accrued revenue balance is reclassified to Accounts Receivable, reflecting the amount billed to the customer. The accrued revenue balance is monitored regularly, and invoices are issued in subsequent periods as billing milestones or contractual terms are met.

The Company has accrued revenue amounting to $13,496 and $12,603 as of December 31, 2025, and 2024, respectively.

Prepaid Expenses and Other Current Assets

Prepaid expenses consist of various payments that the Company has made in advance for goods or services to be received in the future. These prepaid expenses include licenses, insurance, and services or other contracts requiring upfront payments. The Company has prepaid expenses amounting to $61,845 and $40,364 as of December 31, 2025, and 2024, respectively.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets. The estimated useful life of equipment is 5 years.

Intangible Assets

The Company capitalizes legal fees incurred in connection with the application and registration of patents, as they are directly attributable to acquiring the intangible asset, in accordance with ASC 350-30-25-2. Research and development costs related to the patent are expensed as incurred under ASC 730-10-25-1.

Amortization of capitalized patent costs begins when the patent is successfully granted and available for use, as prescribed by ASC 350-30-35-6. Amortization is provided using the straight-line method, based on useful lives of the assets. The estimated useful life of the patent is 20 years. The Company's has intangible assets related to patent as of December 31, 2025 and 2024 amounted to $46,313 and $48,751, respectively.

Accounts Payable

Accounts payable represent amounts due to vendors and service providers for goods and services received in the ordinary course of business. These liabilities are recorded at their invoiced amounts and are typically settled within standard payment terms. The Company evaluates accounts payable for any disputes or adjustments and records them accordingly. The Company has accounts payable amounting to $57,568 and $110,204 as of December 31, 2025 and 2024, respectively.

Accrued Expenses

Accrued expenses represent liabilities for goods or services that have been received but not yet paid for as of the reporting date. These expenses are recognized when incurred, based on the best estimate of the amount owed, even if no formal invoice has been received. Accrued expenses are classified as current liabilities and are typically settled within the normal operating cycle. The Company has accrued expenses amounting to $158,240 and $114,669 as of December 31, 2025, and 2024, respectively.

Deferred Revenue

Deferred revenue consists of payments received in advance for subscription services, primarily annual subscriptions paid upfront. Revenue is recognized ratably over the service period as performance obligations are satisfied in accordance with ASC 606, Revenue from Contracts with Customers. Subscription terms may vary, and some customers enter into multi-year agreements, which may be paid upfront or annually. The Company has deferred revenue amounting to $2,111,952 and $2,014,997 as of December 31, 2025, and 2024, respectively.

Stock Based Compensation

The Company accounts for compensation expense for share-based option awards to employees, non-employee directors, and other non-employees based on the estimated grant date fair value of the options on a straight-line basis over the requisite service period, which is the vesting period for stock options. The fair value of stock options are estimated using the Black-Scholes option pricing model, which requires assumptions and judgments regarding stock price, volatility, risk-free interest rates, dividend yields, and expected option terms. The Company engaged a third-party valuation specialist to estimate the grant-date fair value of its stock options. Share-based compensation is recognized net of actual forfeitures when they occur. All share-based compensation costs are recorded in the statements of operations in general and administrative expense. The Company has stock-based compensation expense amounting to $16,188 and $40,907 for the years ended December 31, 2025 and 2024, respectively.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606, Revenue from Contracts with Customers, as performance obligations are satisfied. The Company primarily sells annual subscriptions paid upfront, with revenue recognized ratably over the subscription term.

Subscription lengths may vary, and some customers enter into multi-year agreements, either paid upfront or annually. Due to the upfront billing structure, a significant portion of revenue is initially recorded as deferred revenue and recognized over time.

Cost of Services

NAMECOACH, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2025 AND DECEMBER 31, 2024
(UNAUDITED)

Cost of Services includes cloud computing, infrastructure, and third-party software costs directly associated with delivering the Company's name pronunciation software solutions to its customers. These costs primarily consist of AWS hosting and computing expenses (such as EC2 and Relational Database instances), infrastructure maintenance for both legacy and new deployments, and third-party software expenses supporting AI-based pronunciation features. Cost of Services is recognized in the period the related services are provided, in accordance with ASC 606, ensuring proper matching of costs with the corresponding revenue earned. The Company incurred $221,314 and $234,180 in cost of services for the years ended December 31, 2025 and 2024, respectively.

Marketing Activities

The Company recognizes advertising and marketing costs as expenses when they are incurred. The Company incurred $20,031 and $50,007 in advertising costs for the years ended December 31, 2025 and 2024, respectively.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of accounts receivable, prepaid and other current assets, property and equipment, intangible assets, deferred expenses, other noncurrent assets, accrued expenses, and deferred revenues for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company as of December 31, 2025 and 2024.

Accounting for Uncertainty in Income Taxes

The Company evaluates its uncertain tax positions and will recognize a loss contingency when it is probable that a liability has been incurred as of the date of the financial statements and the amount of the loss can be reasonably estimated. The amount recognized is subject to estimate and management judgment with respect to the likely outcome of each uncertain tax position. The amount that is ultimately sustained for an individual uncertain tax position or for all uncertain tax positions in the aggregate could differ from the amount recognized. At December 31, 2025 and 2024, respectively, management did not identify any uncertain tax positions.

Fair Value Measurements

US GAAP defines fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets

NAMECOACH, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2025 AND DECEMBER 31, 2024
(UNAUDITED)

and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

There were no assets or liabilities requiring fair value measurement as of December 31, 2025 and 2024.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

	December 31, 2025		December 31, 2024	
Computers	$	27,282	$	27,282
Total		27,282		27,282
Less: Accumulated depreciation		(24,649)		(22,286)
Property and equipment, net	$	**2,633**	$	**4,996**

Depreciation expenses for the years ended December 31, 2025 and 2024 were $2,363 and $2,953, respectively.

NOTE 4 – LINE OF CREDIT

Line of Credit Loan Program with QuickBooks

The Company entered into a QuickBooks Line of Credit Loan Program agreement with a financial institution, under which individual borrowings are structured as separate term loans with fixed repayment terms. Each borrowing under the program is evidenced by a separate loan addendum specifying the loan amount, interest rate, and repayment schedule. The loans are unsecured but are supported by a personal guaranty from a related party.

The loans bear interest at rates specified in each addendum (e.g., approximately 28.99% per annum for borrowings during the year) and are repayable in fixed monthly installments over a term of approximately twelve months. Interest is accrued daily based on the outstanding principal balance. The Company may prepay the loans at any time without penalty; however, any fees paid are non-refundable. In the event of default, the lender may accelerate repayment of all outstanding amounts.

As of December 31, 2025, the outstanding balance under this arrangement amounted to $54,704, which is classified as current liabilities in the accompanying balance sheet due to the short-term nature of the borrowings.

NOTE 5 – LOANS PAYABLE

NAMECOACH, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2025 AND DECEMBER 31, 2024
(UNAUDITED)

Loan agreement with American Express

The Company entered into a term loan agreement with American Express National Bank on March 28, 2025, with an original principal amount of $134,300 and a contractual repayment amount of $146,548 over a 24-month term.

The loan requires fixed monthly payments of approximately $6,106 beginning in April 2025 through maturity in March 2027. The total financing cost of $12,248 is structured as a fixed loan fee and is recognized over the term of the loan using the effective interest method.

The loan is secured by substantially all assets of the Company and is supported by a personal guaranty from the Company's principal.

As of December 31, 2025, the outstanding balance of the loan amounted to $83,938. Based on the contractual repayment schedule, approximately $67,150 is classified as current and $16,787 as noncurrent in the accompanying balance sheet.

The Company may prepay the loan at any time without penalty, and prepayments reduce the total financing cost incurred.

Loan agreement with Lighter Capital, Inc.

In April 2024, the Company entered into a term loan agreement with Lighter Capital, Inc., under which it obtained loan proceeds totaling $900,000. The loan carries no stated interest rate but includes a total repayment cap of $999,000, resulting in an implied financing cost of $99,000 over the 12-month term. Repayment is structured as 12 equal monthly payments of $83,250, beginning May 5, 2024, and concluding on April 5, 2025. Accordingly, the loan was paid in full in 2025.

As of December 31, 2025 and 2024, the outstanding loans payable under this agreement amounted to $0 and $300,000, respectively.

NOTE 6 – STOCKHOLDERS' EQUITY

Common Stock

As of December 31, 2024, the Company was authorized to issue 47,142,000 shares of common stock with a par value of $0.0001 per share. In April 2025, the Company amended and restated its certificate of incorporation to increase the number of authorized shares of common stock to 48,659,977.

As of December 31, 2025 and 2024, a total of 11,366,112 shares of common stock were issued and outstanding.

Preferred Stock

As of December 31, 2025 and 2024, the Company was authorized to issue 27,146,087 shares of preferred stock with a par value of $0.0001 per share, in multiple series, including Series Seed 1, Series Seed 2, and Series A-1 through Series A-5.

As of December 31, 2024, the Company had 8,891,992 shares of Series Seed 2, 2,800,534 shares of Series Seed 1, and 11,761,319 shares of Series A preferred stock issued and outstanding.

In April 2025, the Company amended and restated its certificate of incorporation to reclassify its Series A preferred stock into multiple sub-series. Upon such amendment, the existing Series A preferred stock was allocated into 7,846,419 shares of Series A-1, 2,455,796 shares of Series A-2, and 1,459,104 shares of Series A-3 preferred stock.

During the year ended December 31, 2025, the Company issued 151,766 shares of Series A-4 preferred stock and 93,422 shares of Series A-5 preferred stock.

As of December 31, 2025, the Company had 8,891,992 shares of Series Seed 2, 2,800,534 shares of Series Seed 1, 7,846,419 shares of Series A-1, 2,455,796 shares of Series A-2, 1,459,104 shares of Series A-3, 151,766 shares of Series A-4, and 93,422 shares of Series A-5 preferred stock issued and outstanding.

Stock-Based Compensation

Equity Incentive Plan

The Company has adopted the 2014 Equity Incentive Plan which provides for the issuance of up to 3,593,358 shares of Class A common stock for the purposes of offering incentive stock options and restricted stock awards. Options become exercisable over various vesting periods depending on the nature of the grant, not to exceed three (4) years from the date of grant. The options expire at the earlier of ten (10) years from the date the option was granted or the optionee's termination. Forfeitures of stock options are recognized when occurred. New shares are issued upon option exercises.

In accordance with its terms, the 2014 Plan automatically terminated on September 1, 2024, upon reaching its ten-year term limit. No further awards may be granted under the 2014 Plan following its termination. However, all awards outstanding as of the termination date, as well as shares previously issued under the 2014 Plan (collectively, the "Remaining Share Reserve"), will continue to be governed by the terms and conditions of the 2014 Plan. All shares previously reserved for issuance under the 2014 Plan that are not part of the Remaining Share Reserve have been released and are no longer reserved for issuance.

In September 2024, the Company has adopted the 2024 Equity Incentive Plan which provides for the issuance of up to 5,436,772 shares of Class A common stock for the purposes of offering incentive stock options and restricted stock awards. Options become exercisable over various vesting periods depending on the nature of the grant, not to exceed three (4) years from the date of grant. The options expire at the earlier of ten (10) years from the date the option was granted or the optionee's termination. Forfeitures of stock options are recognized when occurred. New shares are issued upon option exercises.

The Company records stock-based compensation expense for stock options based on the estimated fair value of the options on the date of the grant using the Black-Scholes option-pricing model.

The absence of a public market for the Company's common stock requires the Company's board of directors to estimate the fair value of its common stock for purposes of granting options and for determining stock-based compensation expense by considering several objective and subjective factors, including contemporaneous third-party valuations, market conditions and performance of comparable publicly traded companies, developments and milestones in the Company, the rights and preferences of common and preferred stock, and transactions involving the Company's stock.

NAMECOACH, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2025 AND DECEMBER 31, 2024
(UNAUDITED)

The fair value of the Company's common stock was determined in accordance with applicable elements of the American Institute of Certified Public Accountants guide, Valuation of Privately Held Company Equity Securities Issued as Compensation.

The weighted-average assumptions in the Black-Scholes option-pricing models used to determine the fair value of stock options granted during the years ended December 31, 2025 and 2024 were as follows:

	2025	2024
Expected volatility	46.07% - 63.06%	46.07% - 63.06%
Risk-free interest rate	0.62% - 4.17%	0.62% - 4.17%
Dividend rate	0%	0%
Expected term (in years)	5 – 10	5 – 10

Total stock-based compensation expense for stock awards recognized during the years ended December 31, 2025 and 2024 were $16,188 and $40,907, respectively. The stock option compensation expense is recognized ratably over the period as the stock options vest. The aggregate fair value amount of unvested compensation was $0 and $16,188, respectively, as of December 31, 2025 and 2024.

NOTE 7 – PRIOR PERIOD ADJUSTMENT

During the year ended December 31, 2025, the Company identified errors in its previously issued financial statements related to revenue recognition and accrued expenses.

The Company determined that certain revenues were improperly recognized in periods prior to January 1, 2024. As a result, the Company recorded a prior period adjustment to correct an overstatement of revenue, which resulted in an increase in accumulated deficit (reduction to retained earnings) of $56,313 as of January 1, 2024.

In addition, the Company identified errors affecting the year ended December 31, 2024, including (i) an understatement of accrued expenses related to healthcare insurance amounting to $19,652, and (ii) an understatement of revenue amounting to $106,502. The correction of these errors resulted in a net decrease in previously reported net loss for the year ended December 31, 2024 of $86,850.

Accordingly, the accompanying financial statements as of and for the year ended December 31, 2024 have been restated to reflect the correction of these errors. The cumulative effect of the prior period adjustment has been recorded as an adjustment to the opening balance of accumulated deficit as of January 1, 2024, and the comparative 2024 financial statements have been revised to reflect the corrected amounts.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of December 31, 2025 and 2024.

NOTE 9 – SUBSEQUENT EVENTS

Issuance of Preferred Stock

NAMECOACH, INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2025 AND DECEMBER 31, 2024
(UNAUDITED)

In February 2026, the Company issued 12,150 shares of Series A-5 preferred stock for cash proceeds of $13,531 and 2,055 shares of Series A-4 preferred stock for cash proceeds of $2,059.

Management's Evaluation

Management has evaluated subsequent events through April 28, 2026, the date the financial statements were available to be issued. Based on this evaluation, no material events were identified which require adjustment or disclosure in the financial statements.